SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT

TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	BlackRock International Growth and Income Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

100 Bellevue Parkway
Wilmington, Delaware 19809

Telephone Number (including area code):

(800) 882-0052

Name and address of agent for service of process:

Anne F. Ackerley
40 East 52nd Street
New York, New York 10022

With copies of Notices and Communications to:

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES	☒	NO	☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the sole trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of New York and the state of New York on the 15th day of March, 2007.

BlackRock International Growth and Income Trust
(REGISTRANT)

By:	/s/ Anne F. Ackereley
Anne F. Ackerley
Sole Trustee

Attest:	/s/ Anne F. Ackereley
Anne F. Ackerley
Sole Trustee

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